Exhibit 99.1

PartnerRe Ltd. Announces Board and Leadership Changes

PEMBROKE, Bermuda, August 30, 2018 - PartnerRe Ltd. (The “Company”) today announced that effective September 1, 2018, Brian Dowd will succeed John Elkann as Chairman of the Company’s Board of Directors. Mr. Elkann, who is Chairman and CEO of EXOR, will remain on the Board.

Mr. Elkann commented, “Over the past two years, under Emmanuel Clarke’s leadership, our company has performed strongly notwithstanding challenging market conditions. Our new Chairman Brian Dowd brings with him deep, relevant experience to a further strengthened Board and leadership team, moves which confirm our commitment as EXOR to build an even more successful PartnerRe.”

The Company also announced that Nikhil Srinivasan will step down from the Board in order to assume the role of Chief Investment Officer, subject to customary governmental approvals. Mr. Srinivasan will report to President and CEO Emmanuel Clarke and will join the Company’s Executive Leadership Team.

Mr. Clarke commented, “As a director since August 2016, Nikhil has been a great contributor to our company’s progress, and has provided valuable insight for our investments. I am confident that his extensive career experience in investments will contribute further to the success of our investment operation.”

Mr. Srinivasan will succeed Andrea Casarotti who will assume the new position of Head of Corporate Planning, also reporting to Mr. Clarke, subject to Bermuda immigration approval.

Finally, effective September 1, 2018, the Company announced that Mary Ann Brown will join the Board as an independent director. Ms. Brown retired from her executive management role at Pacific Life Insurance Company in 2017, where she most recently was Chair of Pacific Life Re. Prior to Pacific Life, Ms. Brown previously held multiple executive roles at New York Life, MetLife and Swiss Re.

With these changes the PartnerRe Ltd. Board will comprise six directors of which four are independent directors.

________________________________________________

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2017, total revenues were $5.7 billion. At June 30, 2018, total assets were $23.1 billion, total capital was $8.1 billion and total shareholders’ equity was $6.7 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.

PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell
Investor Contact: Ryan Lipschutz